UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information Contained in this Report

On October 30, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) announced that its wholly owned subsidiary, Seamless Group Inc. (“Seamless”), and New Margin Holding Limited (“New Margin”) entered into a binding reinstatement and amendment letter dated October 29, 2026 (the “Reinstatement Letter”). The Reinstatement Letter relates to the previously disclosed share purchase agreement dated January 1, 2026 (the “Share Purchase Agreement”) concerning Tranglo Sdn. Bhd. (“Tranglo”). It reinstates the Share Purchase Agreement and extends the longstop date to March 31, 2027. It also records the parties’ agreement in principle to pursue an acquisition by New Margin of Tranglo’s issued share capital.

As previously disclosed, the Share Purchase Agreement provided for New Margin to acquire 100,465 ordinary shares of Tranglo, representing 60% of its issued share capital, for an aggregate cash purchase price of US$400 million. The closing conditions were not satisfied or waived by the original longstop date of September 30, 2026, and the Share Purchase Agreement terminated automatically in accordance with its terms.

Under the Reinstatement Letter, New Margin has confirmed its agreement in principle to acquire the entire issued share capital of Tranglo for aggregate consideration of US$666,666,666.67. That figure is calculated pro rata to the purchase price under the Share Purchase Agreement. The parties acknowledged that Ripple Markets APAC Pte. Ltd. (“RMA”) exercised its tag-along rights by notice dated January 23, 2026 for all 66,977 Tranglo ordinary shares it holds. Except for the express amendments in the Reinstatement Letter, all other terms and conditions of the Share Purchase Agreement remain unchanged. The indicative timetable targets execution of the Tripartite Agreement (described below) by December 31, 2026, and closing by March 31, 2027. There can be no assurance that the transaction or the proposed enlarged acquisition will be completed on the terms or timetable described in this press release, or at all.

RMA is not a party to the Reinstatement Letter. The parties intend to document the following through a separate tripartite agreement among Seamless, New Margin and RMA (the “Tripartite Agreement”): the acquisition of RMA’s shares, settlement of Seamless’s judgment debt to RMA, discharge of the charging order and any agreed standstill. Until the Tripartite Agreement is executed, New Margin has no obligation to acquire any RMA shares, or to pay for them, beyond any obligation already existing under the Share Purchase Agreement and the shareholders’ agreement.

As disclosed in the Company’s Report on Form 6-K dated October 7, 2026, the High Court of Malaya made absolute a charging order over the 100,465 Tranglo shares owned by Seamless. The charging order relates to an unsatisfied Singapore judgment. Under the Reinstatement Letter, any payment by New Margin to RMA to satisfy Seamless’s judgment debt would come out of the portion of the first US$200 million tranche otherwise payable to Seamless. Any such payment would be made under Seamless’s written payment direction and would be identified separately from consideration payable for RMA’s own shares. The Reinstatement Letter is governed by Malaysian law, and disputes are to be resolved by HKIAC arbitration seated in Hong Kong.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-288771) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

A copy of the Company’s press release dated October 30, 2026 is furnished as Exhibit 99.1 to this Report on Form 6-K. A copy of the Reinstatement Letter is furnished as Exhibit 99.2 to this Report on Form 6-K. The descriptions of the Reinstatement Letter and the Share Purchase Agreement in this Report on Form 6-K and in Exhibit 99.1 do not purport to be complete. They are qualified in their entirety by reference to the Reinstatement Letter furnished as Exhibit 99.2, the Share Purchase Agreement previously furnished as Exhibit 99.2 to the Company’s Report on Form 6-K dated January 2, 2026, and any additional definitive agreements, if and when executed.

Forward-Looking Statements

This Report on Form 6-K, including the exhibits hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding: the satisfaction or waiver of closing conditions, including license renewal and regulatory approvals; New Margin’s funding arrangements; the negotiation, execution and implementation of the Tripartite Agreement; any judgment settlement, standstill or discharge of the charging order; the structure, timing and completion of the transaction and the proposed acquisition; and the Company’s expected use of proceeds. Important factors that could cause actual results to differ materially are included in Currenc’s filings with the U.S. Securities and Exchange Commission. Currenc undertakes no obligation to update any forward-looking statements except as required by applicable law.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated October 30, 2026, titled “Currenc Group Announces Reinstatement of Tranglo SPA and New Margin’s Proposed 100% Acquisition at Aggregate Consideration of US$666.7 Million”
99.2	Reinstatement and Amendment Letter, dated October 29, 2026, by and between Seamless Group Inc. and New Margin Holding Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer